SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                               (Amendment No. 1)
                    Under the Securities Exchange Act of 1934

                              Atlas Minerals, Inc.
                              --------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
                         ------------------------------
                         (Title of Class of Securities)

                                   049371-10-7
                                 -------------
                                 (CUSIP Number)

                             Richard F. Mauro, Esq.
                  Moye, Giles, O'Keefe, Vermeire & Gorrell LLP
                       1225 Seventeenth Street, 29th Floor
                             Denver, Colorado 80202
                                 (303) 292-2900
            --------------------------------------------------------
            (Name, Address and Telephone Number of Person Authorized
                     to Receive Notices and Communications)

                                September 7, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13D to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.
[   ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                                Page 1 of 8 Pages

CUSIP NO.: 049371-10-7                13D                      Page 2 of 8 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Lindner Asset Management, Inc.
   13-5503312
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Massachusetts
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            959,981 shares
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0 shares
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       959,981 shares
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     959,981 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      15.8%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IA
--------------------------------------------------------------------------------

CUSIP NO.: 049371-10-7                13D                      Page 3 of 8 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Pacholder Associates, Inc.
   31-1089398
--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [ ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   Ohio
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            822,841 shares
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0 shares
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       822,841 shares
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     822,841 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      13.6%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IA
--------------------------------------------------------------------------------

CUSIP NO.: 049371-10-7                13D                      Page 4 of 8 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   H.R. Shipes

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:            889,927 shares
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:          0 shares
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:       889,927 shares
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:     0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
     889,927 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      14.4%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 049371-10-7                13D                      Page 5 of 8 Pages


1  NAME OF REPORTING PERSON
   I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

   Gerald E. Davis

--------------------------------------------------------------------------------
2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
   (See Instructions)
   (a) [ ]
   (b) [X]
--------------------------------------------------------------------------------
3  SEC USE ONLY

--------------------------------------------------------------------------------
4  USE SOURCE OF FUNDS (See Instructions)
   00
--------------------------------------------------------------------------------
5  CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d)
   or 2(e)   [  ]
--------------------------------------------------------------------------------
6  CITIZENSHIP OR PLACE OF ORGANIZATION
   United States
--------------------------------------------------------------------------------
               7   SOLE VOTING POWER:           132,941 shares
   NUMBER OF   -----------------------------------------------------------------
    SHARES
 BENEFICIALLY  8   SHARED VOTING POWER:         0 shares
   OWNED BY    -----------------------------------------------------------------
     EACH
   REPORTING   9   SOLE DISPOSITIVE POWER:      132,941 shares
    PERSON     -----------------------------------------------------------------
     WITH
               10  SHARED DISPOSITIVE POWER:    0 shares
--------------------------------------------------------------------------------
11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
    132,941 shares
--------------------------------------------------------------------------------
12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
    (See Instructions)   [ ]
--------------------------------------------------------------------------------
13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      2.1%
--------------------------------------------------------------------------------
14  TYPE OF REPORTING PERSON (See Instructions)
    IN
--------------------------------------------------------------------------------

CUSIP NO.: 049371-10-7                13D                      Page 6 of 8 Pages

ITEM 1.  SECURITY AND ISSUER

This statement relates to the common stock, $0.01 par value per share (the "Common Stock"), of Atlas Minerals, Inc., a Colorado corporation (the "Issuer"). The Issuer's principal executive offices are located at 2323 South Troy Street, Suite 5-210, Aurora, Colorado 80014.

ITEM 2.  IDENTITY AND BACKGROUND

The persons filing this statement are:

Lindner Asset Management, Inc. ("Lindner"), a registered investment adviser whose principal executive offices are at 520 Lake Cook Road, Suite 381, Deerfield, Illinois 60015;

Pacholder Associates, Inc. (Pacholder), a registered investment adviser whose principal executive offices are at 8044 Montgomery Road, Suite 480, Cincinnati, Ohio 45236;

H.R. Shipes ("Shipes"), 11251 E. Camino del Sahuaro, Tucson, Arizona 85749, whose principal occupation is industrial distribution and whose principal place of business is Mining and Construction Suppliers, Inc., 2700 East Executive Drive, Suite 100, Tucson, Arizona 85706; and

Gerald E. Davis ("Davis"), 34 Lark Bunting Lane, Littleton, Colorado 80127, whose principal occupation is mining and whose principal place of business is Archangel Diamond Corporation, 10920 West Alameda, Suite 205, Lakewood, Colorado 80226. Davis is a former director and executive officer of the Issuer. (Collectively, Lindner, PAI, Shipes and Davis are referred to herein as the "Reporting Persons".)

During the last five years, none of the Reporting Persons has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or been a party to a civil proceeding or administrative body of competent jurisdiction as a result of which such reporting person is or was subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

Except for the shares of Common Stock issuable upon exercise of the options described in ITEM 4 below, each of the Reporting Persons acquired the shares of Common Stock owned by it or him pursuant to the Issuer's plan of reorganization (the "Plan") confirmed by the U.S. Bankruptcy Court in the District of Colorado on December 11, 1999. All of the shares of Common Stock issued to the Reporting Persons under the Plan were issued in satisfaction of certain claims they had against the Issuer.

None of the Reporting Persons acquired the Common Stock using funds or other consideration borrowed or otherwise obtained for the purpose of acquiring, holding, trading or voting such Common Stock.

ITEM 4.  PURPOSE OF TRANSACTION

The Reporting Persons entered into a Shareholders Agreement effective as of June 19, 2001 (the "Agreement"). The Reporting Persons entered into the Agreement as a result of their dissatisfaction with the Issuer's current Board of Directors and the business strategies being pursued by the Issuer. Pursuant to the Agreement, the Reporting Persons had agreed to act together in order to nominate and elect a slate of five directors. Pursuant to the Agreement, each Reporting Person had the right to designate one nominee, and such four nominees were authorized to appoint the fifth nominee. The Agreement further provided that each Reporting Person would vote the shares of Common Stock owned by him or it in favor of the director nominees proposed by the other Reporting Persons.

CUSIP NO.: 049371-10-7                13D                      Page 7 of 8 Pages

In order to implement the proposed change in the Issuer's Board of Directors, on June 27, 2001, the Reporting Persons delivered a written proposal to the Issuer's Board of Directors (the "Proposal"). The Proposal requested that existing directors resign and appoint as their successors the slate of directors to be named by the Reporting Persons. The Proposal was accompanied by a written demand (the "Demand") upon the Issuer that a special shareholders meeting be held by July 31, 2001. The Demand was based on provisions of Colorado law and also on the Issuer's Bylaws, both of which authorize shareholders to demand a meeting if the Company has failed to hold a shareholders meeting within a specified period time.

The Agreement, Proposal and Demand are filed as Exhibits to this Schedule 13D and are incorporated herein by reference.

In response to the Demand, and in accordance with materials prepared and filed by the Issuer with the Securities and Exchange Commission, the Issuer held a special shareholders meeting on September 7, 2001 (the "Meeting") for the purpose of electing directors. At the Meeting, the directors nominated by the Reporting Persons (the "New Directors") were elected. The New Directors consist of Douglas R. Cook, Gerald E. Davis, David A. Groshoff, Robert Miller, and Roy Shipes. (Messrs. Davis and Shipes are Reporting Persons and Messrs. Groshoff and Miller are employees of, and were designated by, Pacholder and Lindner, respectively, each of which is a Reporting Person.)

Following the Meeting, the newly-elected Board of Directors held a special meeting (the "Board Meeting"). Each of the New Directors attended the Board Meeting. Actions authorized at the Board Meeting included (i) appointment of Mr. Davis as Chairman, Secretary and principal accounting officer, (ii) appointment of Mr. Shipes as President, (iii) approval of a stock option plan covering 900,000 shares of common stock and (iv) the grant of a stock option to each New Director (each such option is referred to as an "Option"). Each Option may be exercised to purchase 100,000 shares of common stock at a price of $.12 per share at any time on or before September 6, 2011.

Following the Board Meeting, the Reporting Persons concluded that the intended change in control of the Issuer had been achieved. As a result, the Agreement, and the group that was established by such Agreement, were terminated.

Each of the Reporting Persons may make purchases or sales of the shares of the Issuer's Common Stock at any time. None of the Reporting Persons has any definite plans or proposals which relate to, or could result in, any of the matters referred to in paragraphs (a) through (j), inclusive, of the instructions to Item 4 of Schedule 13D. However, based on their evaluation of the Issuer's financial condition, operating results, business strategies and other aspects of its operations, the Reporting Persons (in their capacities as directors of the Issuer or through their nominees to the Board of Directors, as the case may be) may formulate plans or proposals that relate to, or could result in, one or more of the events enumerated in instructions (a) through (j) to Item 4 of Schedule 13D.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

Lindner beneficially owns and has sole voting and dispositive power over 959,981 shares of Common Stock (such shares are owned by Lindner Asset Allocation Fund) and shared voting and dispositive power over zero shares of Common Stock.

PAI beneficially owns and has sole voting and dispositive power over 822,841 shares of Common Stock and shared voting and dispositive power over zero shares of Common Stock. (PAI beneficially owns such shares of Common Stock as agent for the Pension Benefit Guaranty Corporation, which in turn serves as trustee for the Atlas Corporation Pension Plan.)

Shipes beneficially owns and has sole voting and dispositive power over 889,927 shares of Common Stock (including the 100,000 shares that may be purchased upon exercise of the Option described above) and shared voting and dispositive power over zero shares of Common Stock.

Davis beneficially owns and has sole voting and dispositive power over 132,941 shares of Common Stock (including the 100,000 shares that may be purchased upon exercise of the Option described above) and shared voting and dispositive power over zero shares of Common Stock.

CUSIP NO.: 049371-10-7                13D                      Page 8 of 8 Pages


Collectively, the Reporting Persons beneficially own and have sole voting and dispositive power over 2,805,690 shares of Common Stock and shared voting and dispositive power over zero shares of Common Stock. Each of the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock beneficially owned by it or him. Each of the Reporting Persons also has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale, the shares of Common Stock beneficially owned by it or him.

Except for the grant of the Options described above, none of the Reporting Persons have effected any transactions in the Issuer's securities during the last 60 days.

Each Reporting Person disclaims beneficial ownership of the Common Stock owned by the other Reporting Persons.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The Reporting Persons entered into the Agreement and made the Proposal and Demand described in ITEM 4 above. The Agreement and Proposal and Demand were filed as Exhibits to this Schedule 13D and are incorporated by reference herein.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

The following exhibits were filed with the original Schedule 13D and are incorporated herein by reference:

Exhibit A -Agreement among the Reporting Persons relating to joint filing as required by Rule 13d-1(k)

Exhibit B - Shareholders Agreement entered into as of June 19, 2001 by and among the Reporting Persons

Exhibit C - Proposal and Demand Letters delivered by the Reporting Persons dated June 26, 2001


                                   SIGNATURES

     After reasonable inquiry and to the best of each of the undersigned's knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

                                    PACHOLDER ASSOCIATES, INC., as agent for the PENSION BENEFIT GUARANTY CORPORATION, as trustee for ATLAS CORPORATION PENSION PLAN


Dated:  October 4, 2001             By: /s/ David A. Groshoff
                                       -----------------------------------------
                                    Title:  Senior Vice President & Assistant
                                            General Counsel, Pacholder
                                            Associates, Inc., Agent for Pension
                                            Benefit Guaranty Corporation

                                    LINDNER ASSET MANAGEMENT, INC.


Dated:  September 27, 2001          By: /s/ Robert Miller
                                       -----------------------------------------
                                    Title:  Vice President & CFO


Dated:  September 30, 2001          /s/ H. R. Shipes
                                    --------------------------------------------
                                    H. R. Shipes


Dated:  September 27, 2001          /s/ Gerald E. Davis
                                    --------------------------------------------
                                    Gerald E. Davis